Exhibit 99.1

FOR IMMEDIATE RELEASE
ASX & MEDIA RELEASE          (ASX: SGM, NYSE: SMS)           17 February 2012
SIMS METAL MANAGEMENT RESULTS
FOR FISCAL 2012 HALF YEAR
Highlights (Unaudited and in Australian Dollars Unless Otherwise Noted)

(in A$ millions)
STATUTORY:	HY12	HY11
Revenue	$4,584	$3,951
EBITDA[2]	$69	$149
EBIT	($553)	$82
Net (Loss)/Profit After Tax	($557)	$49
Diluted EPS (cents)	(270.0)	24.0

UNDERLYING[1]:
Revenue	$4,584	$3,951
EBITDA[2]	$141	$138
EBIT	$77	$71
NPAT	$46	$43
Diluted EPS (cents)	21.9	20.7
•	Non-cash goodwill impairment charges of $614 million ($594 million after-tax)

•	Net debt of $324 million as of 31 December 2011 representing 12 percent of total capital

•	Scrap intake and shipments increased by 10 percent each on the prior corresponding period to 7.3 million tonnes and 7.2 million tonnes, respectively

•	Interim dividend of 10 cents per share (unfranked)

•	Completed four acquisitions in North America, two in Europe and one in Australia

•	Initiated an on-market share buy-back and to date have repurchased 2.0 million shares at an average cost of $12.78 per share

•	On 17 January 2012, the Company made a strategic investment to acquire up to 20 percent of HKSE listed Chiho-Tiande Group, a PRC- and Hong Kong-based recycler
1   See table attached that reconciles statutory and underlying results.
2   EBITDA is an unaudited measurement of non-conforming financial information. See attached table that reconciles EBITDA to statutory NPAT.
Financial Results for the Half Year Ended 31 December 2011
 Sims Metal Management (the “Company”) today announced revenue of $4.6 billion and a net loss after tax, on a statutory basis, of $556.5 million, representing a loss of 270.0 cents per diluted share, for the half year ended 31 December 2011. Net profit after tax (NPAT) in the first half of Fiscal 2012, on an underlying basis, was $45.5 million, an increase of 7 percent on the prior corresponding period. See the Reconciliation of Statutory Results to Underlying Results for Half Years Ended 31 December 2011 and 31 December 2010 included herein for more information.

Revenue increased 16 percent to $4.6 billion during the first half of Fiscal 2012. Underlying EBITDA (earnings before interest, tax, depreciation, goodwill impairment and amortisation) of $141.1 million was an increase of 2 percent on the prior corresponding period. Underlying diluted earnings per share (EPS) was 21.9 cents per share, an increase of 6 percent on the prior corresponding period.
In the first half of Fiscal 2012, the Company’s total scrap intake and shipments were 7.3 million tonnes and 7.2 million tonnes, respectively, each an increase of 10 percent on the prior corresponding period.
Group Chief Executive Officer Daniel W. Dienst stated, “Continued tough conditions in North America and the U.K., particularly for the traditional recycling businesses, adversely impacted operating margins and equity accounted profits, particularly towards the end of the first half. Underlying EBITDA was $141.1 million, outperforming the $137.9 million of underlying EBITDA in the prior corresponding period and consistent with qualitative guidance given at our Annual General Meeting in November. We continued to execute on our growth plans by completing seven acquisitions. Additionally, in October we commenced an on-market share buy-back and to date we have repurchased 2.0 million shares at an average of $12.78 per share. Our capitalisation remains strong and our disciplined capital allocation strategy remains unchanged.”
Mr. Dienst continued, “In January, we announced a significant minority investment in the Chiho-Tiande Group Limited (CTG), acquiring 16 percent of the existing shares of CTG from founder Chairman Ankong Fang and Delco Participation B.V. (Delco), a Netherlands-based scrap metal company. Delco has granted an option to the Company to acquire a further 2 percent of CTG. After several years of earnest evaluation of opportunities to enter the physical recycling arena on Mainland China and in Hong Kong, we have identified CTG as among the most exciting and attractive companies that will define and shape the nascent Chinese recycling landscape.”
Mr. Dienst said, “Our performance in the first half of Fiscal 2012 in Europe, excluding the U.K. traditional metals business, and Australasia, were satisfactory, but we were deeply disappointed by our results in North America, a region that seemed to have turned the corner in the second half of Fiscal 2011 but was once again challenged by weak intake and margin pressure, particularly in ferrous metals.”
North America
 Sales revenue was up 18 percent on the prior corresponding period to $3.0 billion and EBIT (earnings before interest and tax) was a loss of $577.8 million. Underlying EBIT was $6.9 million. Results for the first half of Fiscal 2012 in North America were impacted by atypical items that decreased EBIT by $584.7 million, most of which relates to a non-cash goodwill impairment charge (including goodwill impairment in a joint venture). Other adverse atypical charges, other than goodwill impairment, were circa $16 million. Scrap intake in North America increased by 8 percent on the prior corresponding period to 5.5 million tonnes and shipments increased by 11 percent to 5.5 million tonnes. Unit growth was most evident in ferrous brokerage.
Mr. Dienst continued, “In North America we continued to encounter weak intake and margin pressure especially toward the end of our first half. In October and November, ferrous scrap prices plummeted as deep sea ferrous markets once again became illiquid as economic concerns for Europe and for slowing growth in China became pervasive. During our second quarter, unprocessed scrap could not be replenished at our assessment of its processed market value, consequently, and by design, intake slowed markedly until a floor was established for pricing in December. Unit shipments declined significantly in line with intake, reducing aggregate gross margins. In our second quarter, activity slowed for both intake and shipments to levels not seen since our fourth quarter of Fiscal 2009. The combination of these factors adversely impacted results towards the end of the first half leading to the determination to measure for impairment. We impaired circa $570 million of goodwill in North America relating to prior to the end of Fiscal 2008 acquisitions and creation of a joint venture. It is important to note that the write-down of goodwill, a non-cash item, will not impact the

Company’s dividend policy, growth strategy, share buy-back plan, or its compliance with credit agreements.”
“In the first half, we completed four acquisitions for North America Metals: in North Carolina, New Jersey and Rhode Island, and a tuck-in for our Aerospace business. We recently implemented a management realignment in North America to streamline decision-making and improve efficiency. We intend to continue to execute on our growth strategy through tuck-in acquisitions and deployment of technology. We will concurrently pursue growth initiatives as we execute on returning the existing platform to higher margins in North America,” said Mr. Dienst.
Australasia
 Sales revenue was down 6 percent on the prior corresponding period to $639.2 million. EBIT was $34.1 million in the first half of Fiscal 2012, higher by 77 percent on the prior corresponding period. Underlying EBIT was $39.4 million. Results for the first half of Fiscal 2012 in Australasia were impacted by atypical items that decreased EBIT by $5.3 million, $3.6 million of which relates to a non-cash goodwill impairment charge and $1.7 million of net realisable inventory adjustments. Results for the first half benefited from stronger non-ferrous trading margins. Scrap intake and shipments first half of Fiscal 2012 were 0.9 million tonnes each and represent a 6 percent increase and a 4 percent decrease, respectively, on the prior corresponding period.
Mr. Dienst stated, “Our Australasian business is a venerable leader in its market that has historically generated strong returns on capital over time. We have been successful in this market because of our outstanding people that continuously seek innovation and growth. We will continue to judiciously grow through acquisitions and recently completed another acquisition, this time in Western Australia.”
Europe
 Sales revenue was up 29 percent on the prior corresponding period to $900.6 million and EBIT decreased by 124.5 percent to a loss of $8.9 million. Underlying EBIT was $30.5 million. First half results of Fiscal 2012 were impacted by $39.4 million of atypical items. The atypical items consisted of $42.4 million of non-cash goodwill impairment charges recognised in the traditional metals recycling business, partially offset by a benefit of $3.0 million representing a reversal of a prior period impairment charge related to fixed assets. Scrap intake and shipments in the region increased by 25 percent and 15 percent, respectively, on the prior corresponding period. Intake and shipments were each circa 0.8 million tonnes during the first half of Fiscal 2012.
“Our European business is generating strong revenues and solid earnings due to the success of our electronics recycling business, Sims Recycling Solutions. Our traditional metals business in the U.K. struggled due to tight scrap flows and ferrous margins, akin to our experience in North America. At the end of September, we announced the acquisition of S3 Interactive Limited. This acquisition is recognition of the growing role the asset management and recycling of smart phones, tablets and handheld electronics will play in the electronics recycling industry. This is another example of an acquisition that fits well strategically with our already successful platform in the region and that provides us access to broader product categories. We also completed another tuck-in acquisition for the traditional U.K. Metals recycling business in the first half of Fiscal 2012,” said Mr. Dienst.

Markets & Outlook
 Mr. Dienst said, “Ferrous markets remained choppy as we started the second half, but intake has recently begun to recover. December and January saw deep sea ferrous export prices firm, albeit with some softening in early February. Deep sea ferrous prices have moved higher more recently. Ferrous prices came off their first half highs due to supply considerations, largely on the back of an unusually warm Northern Hemisphere winter, which has not disrupted flows moving to market. Freight rates remain conducive to international trading. Non-ferrous trading markets are liquid with higher prices as factors such as fears of China cooling and political uncertainty there subside. A recent recovery in base metal prices since December has been supportive of better volumes and margins.”
Mr. Dienst concluded, “Consistent with prior reports and market updates, we will not provide quantitative guidance at this time.”
Capitalisation
 As of 31 December 2011, the Company had net debt balances of approximately $324 million, representing 12 percent of total capital.
Non-Cash Goodwill Impairment Charge
 Due to the difficult economic environment, changes to the Company’s operating results and forecasts, and a significant reduction in the Company’s market capitalisation, Sims Metal Management was required to perform a goodwill impairment test in accordance with Australian Accounting Standards Board (AASB) 136 – “Impairment of Assets.” AASB 136 requires management to determine the value of the Company’s cash generating units. Management assessed the recoverable amount on a value-in-use basis, utilising discounted cash flows. As a consequence of the impairment review, the Company recorded against its half year results for Fiscal 2012 a pre-tax $614 million ($594 million after-tax) non-cash charge to write-down the carrying value of goodwill against wholly-owned businesses and a joint venture.
Interim Dividend
 The Company’s Board of Directors has determined that an interim dividend of 10 cents per share (unfranked) will be paid on 10 April 2012 to shareholders on the Company’s register at the record date of 22 March 2012. The dividend represents a payout ratio of 55 percent of net profit after tax before non-cash goodwill impairment. The Company has suspended its Dividend Reinvestment Plan.

Reconciliation of Statutory Results to Underlying Results for the Half Years Ended 31 December 2011 and 31 December 2010

	EBITDA		EBIT		NPAT
(in A$ millions)	HY12	HY11	HY12	HY11	HY12	HY11
Statutory Results	$68.5	$148.9	($552.6)	$82.3	($556.5)	$49.3

Goodwill Impairment	-	-	$556.8	-	$542.9	-

Impairment of Goodwill in Joint Ventures	$57.5	-	$57.5	-	$50.8	-

Reversal of Fixed Asset Impairment	($3.0)	-	($3.0)	-	($3.0)	-

Inventory Adjustments to Net Realisable Value	$7.7	-	$7.7	-	$4.9	-

Credit Loss Due to the Bankruptcy of a Customer	$4.4	-	$4.4	-	$2.7	-

Final Settlement of a Business Arrangement	$6.0	-	$6.0	-	$3.7	-

Gain on Sale of Other Financial Assets	-	($11.0)	-	($11.0)	-	($6.8)

Underlying Results	$141.1	$137.9	$76.8	$71.3	$45.5	$42.5
Reconciliation of Unaudited Non-Conforming Financial Information to Statutory Reporting
EBITDA3:

(in A$ millions)	HY12	HY11

Net (Loss)/Profit After Tax	($557)	$49

Goodwill Impairment	$557	-

Depreciation and Amortisation	$64	$67

Interest expense, net	$11	$10

Income taxes	($6)	$23

EBITDA	$69	$149

Net Debt[4]:

(in A$ millions)	HY12	HY11

Total borrowings	$445	$143

Minus cash balances	($121)	($106)

Net debt	$324	$37

Total Capital	$2,717	$2,929

Net debt as a percentage of Total Capital	12%	1%
   3  EBITDA is a measure of cash flow generating capacity that is commonly utilised by the investment community.
   4  Net debt equals total borrowings minus cash balances at 31 December and reflects total borrowings as if borrowings were reduced by cash balances as a pro forma measurement.

Cautionary Statements Regarding Forward-Looking Information
 This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 14 October 2011.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
 Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.
For further information contact
Daniel Strechay
Group Director – Communications & Public Relations
Tel: +1 212 500 7430